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                                                  hours per response . . . 14.90
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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                              SECTION 240.13d-2(a)

                           (Amendment No. _________)1


                             Arch Capital Group Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Shares, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    G0450A105
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  April 3, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or 240.13d-1(g), check the following box [ ].

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 45 Pages
                         Exhibit Index Found on Page 44
--------
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     939,408  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    939,408 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             939,408    [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             3.9 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 2 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Institutional Partners II, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             California
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     264,248  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    264,248 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             264,248  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.1 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 3 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Institutional Partners III, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     222,117  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    222,117 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             222,117  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             1.0 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 4 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Tinicum Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             New York
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     39,100  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    39,100 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             39,100  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.2 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 5 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             RR Capital Partners, L.P.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             WC, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     26,318  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    26,318 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             26,318  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.1 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             PN
-------------===================================================================



                               Page 6 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Capital Management, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     76,600  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    76,600 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             76,600  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             0.3 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IA, OO
-------------===================================================================



                               Page 7 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Farallon Partners, L.L.C.
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

             Delaware
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,491,191  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,491,191 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,491,191  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.1 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             OO
-------------===================================================================



                               Page 8 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Enrique H. Boilini
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 9 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             David I. Cohen
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

          ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================




                               Page 10 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Joseph F. Downes
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 11 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Duhamel
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 12 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Andrew B. Fremder
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

               ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 13 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Richard B. Fried
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 14 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Monica R. Landry
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 15 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             William F. Mellin
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 16 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Stephen L. Millham
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 17 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Meridee A. Moore
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 18 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Thomas F. Steyer
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

                                    1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================



                               Page 19 of 45 Pages

                                       13D
===================
CUSIP No. G0450A105
===================

-------------===================================================================
     1       NAMES OF REPORTING PERSONS
             I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

             Mark C. Wehrly
-------------===================================================================
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                     (a) [   ]

                                                                     (b) [ X ]**

                    ** The reporting persons making this filing beneficially own an aggregate of 1,567,791 Common Shares, which is 6.4% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [See Preliminary Note]
-------------===================================================================
     3       SEC USE ONLY

-------------===================================================================
     4       SOURCE OF FUNDS (See Instructions)

             AF, OO
-------------===================================================================
     5       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) OR 2(e)
                                                                         [   ]
-------------===================================================================
     6       CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
------------------------------------============================================
       NUMBER OF            7       SOLE VOTING POWER

        SHARES                      -0-
                       -------------============================================
     BENEFICIALLY           8       SHARED VOTING POWER

       OWNED BY                     1,567,791  [See Preliminary Note]
                       -------------============================================
         EACH               9       SOLE DISPOSITIVE POWER

       REPORTING                    -0-
                       -------------============================================
      PERSON WITH           10      SHARED DISPOSITIVE POWER

`                                   1,567,791 [See Preliminary Note]
------------------------------------============================================
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             1,567,791  [See Preliminary Note]
-------------===================================================================
     12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
             CERTAIN SHARES (See Instructions)
                                                                         [   ]

-------------===================================================================
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             6.4 %  [See Preliminary Note]
-------------===================================================================
     14      TYPE OF REPORTING PERSON (See Instructions)

             IN
-------------===================================================================

                              Page 20 of 45 Pages

Preliminary  Note:  The  Reporting  Persons (as  defined  below) are filing this
Schedule 13D with respect to the Common Shares, par value $0.01 per share (the "Common Shares"), of Arch Capital Group Ltd. (the "Company"). Certain of the Reporting Persons own, in aggregate, 275,000 Common Shares. In addition, certain of the Reporting Persons own, in aggregate, (i) 1,169,093 Series A Convertible Preference Shares (the "Preference A Shares") issued by the Company, each Preference Share immediately convertible to one Common Share and (ii) 123,698 Class A Warrants (the "Warrants") issued by the Company to purchase 123,698 Common Shares. If all of such Preference A Shares and Warrants were converted and exercised, the Reporting Persons would own, in aggregate, an additional 1,292,791 Common Shares. The Reporting Persons are filing this Schedule 13D to report the number of Common Shares they own directly as well as the number of Common Shares they are deemed to own beneficially through ownership of the Preference A Shares and Warrants. All numbers and percentages contained in this
Schedule 13D represent Common Shares and not Preference A Shares or Warrants (unless stated otherwise). For information regarding the Warrants and Preference A Shares, see the Company's Prospectus Supplement dated April 3, 2002.


Item 1.  Security And Issuer.
------   -------------------

     This statement relates to the Common Shares of the Company. The Company's principal offices are located at Wessex House, 45 Reid Street, Hamilton HM 12, Bermuda.

Item 2.  Identity And Background.
------   -----------------------

     (a) This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons."

     The Partnerships
     ----------------

          (i) Farallon Capital Partners, L.P., a California limited partnership ("FCP"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares, Preference A Shares and Warrants);



                               Page 21 of 45 Pages

          (ii) Farallon Capital Institutional Partners II, L.P., a California limited partnership ("FCIP II"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares, Preference A Shares and Warrants);

          (iii)Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership ("FCIP III"), with respect to the Common Shares beneficially owned by it (through its ownership of Common Shares, Preference A Shares and Warrants);

          (iv) Tinicum   Partners,   L.P.,  a  New  York   limited   partnership
               ("Tinicum"), with respect to the Common Shares beneficially owned by it; and

          (v) RR Capital Partners, L.P., a Delaware limited partnership ("RR"), with respect to the Common Shares beneficially owned by it (through its ownership of Preference A Shares and Warrants).

     FCP, FCIP II, FCIP III, Tinicum and RR are together referred to herein as the "Partnerships."

     The Management Company
     ----------------------

          (vi) Farallon Capital Management, L.L.C., a Delaware limited liability company (the "Management Company"), with respect to the Common Shares beneficially owned by certain accounts managed by the Management Company (the "Managed Accounts").

     The General Partner Of The Partnerships
     ---------------------------------------

          (vii)Farallon Partners, L.L.C., a Delaware limited liability company which is the general partner of each of the Partnerships (the "General Partner"), with respect to the Common Shares beneficially owned by each of the Partnerships (through their ownership of Common Shares, Preference A Shares and Warrants).

     The Managing Members Of The General Partner And The Management Company
     ----------------------------------------------------------------------

          (viii) The following twelve persons who are managing members of both the General Partner and the Management Company, with respect to the Common Shares beneficially owned by the Partnerships and the Managed Accounts: Enrique H. Boilini ("Boilini"), David I. Cohen ("Cohen"), Joseph F. Downes ("Downes"), William F. Duhamel ("Duhamel"), Andrew B. Fremder ("Fremder"), Richard B. Fried ("Fried"), Monica R. Landry ("Landry"), William F. Mellin ("Mellin"), Stephen L. Millham ("Millham"), Meridee A. Moore ("Moore"), Thomas F. Steyer ("Steyer") and Mark C. Wehrly ("Wehrly").



                               Page 22 of 45 Pages

     Boilini, Cohen, Downes, Duhamel, Fremder, Fried, Landry, Mellin, Millham, Moore, Steyer and Wehrly are together referred to herein as the "Individual Reporting Persons."

     (b) The address of the principal business and principal office of (i) the Partnerships, the General Partner and the Management Company is One Maritime Plaza, Suite 1325, San Francisco, California 94111 and (ii) each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (c) The principal business of each of the Partnerships is that of a private investment fund engaging in the purchase and sale of investments for its own account. The principal business of the General Partner is to act as the general partner of the Partnerships. The principal business of the Management Company is that of a registered investment adviser. The principal business of each of the Individual Reporting Persons is set forth in Annex 1 hereto.

     (d) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Partnerships, the Management Company, the General Partner or any of the Individual Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. (f) The citizenship of each of the Partnerships, the General Partner and the Management Company is set forth above. Each of the Individual Reporting Persons is a United States citizen. The other information required by Item 2 relating to the identity and background of the Reporting Persons is set forth in Annex 1 hereto.


                               Page 23 of 45 Pages

Item 3.  Source And Amount Of Funds And Other Consideration.
------   --------------------------------------------------

     The net investment cost (including commissions) for the Common Shares beneficially owned by each of the Partnerships and Managed Accounts is set forth below:

Entity         Common Shares Held        Approximate Net Investment Cost
------         ------------------        -------------------------------
FCP               41,500                          $1,081,075.00
FCIP II           58,900                          $1,503,380.00
FCIP III          58,900                          $1,503,380.00
Tinicum           39,100                          $  997,985.00
Managed
  Accounts        76,600                          $1,995,430.00

                                                           Approximate Aggregate
Entity         Preference A Shares Held  Warrants Held      Net Investment Cost
------         ------------------------  -------------     --------------------
FCP               811,993                85,915               $ 17,385,786.00
FCIP II           185,700                19,648               $  3,976,067.00
FCIP III          147,600                15,617               $  3,160,299.00
RR                 23,800                 2,518               $    509,588.00

     The consideration for such acquisitions was obtained as follows: (i) with respect to RR, FCIP II and FCIP III, from working capital; (ii) with respect to FCP and Tinicum, from working capital, and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by FCP and Tinicum at Goldman, Sachs & Co.; and (iii) with respect to the Managed Accounts, from the working capital of each Managed Account and/or from borrowings pursuant to margin accounts maintained in the ordinary course of business by some of the Managed Accounts at Goldman, Sachs & Co. FCP, Tinicum and some of the Managed Accounts hold certain securities in their respective margin accounts at Goldman, Sachs & Co., and the accounts may from time to time have debit balances. It is not possible to determine the amount of borrowings, if any, used to acquire the Common Shares.

Item 4. Purpose Of The Transaction.
------  ---------------------------




                               Page 24 of 45 Pages

     The purpose of the acquisition of the Common Shares, Preference A Shares and Warrants is for investment, and the acquisitions of the Common Shares, Preference A Shares and Warrants by each ofthe Partnerships and the Managed Accounts were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company.

     Although no Reporting Person has any specific plan or proposal to acquire or dispose of Common Shares, Preference A Shares and Warrants, consistent with its investment purpose, each Reporting Person at any time and from time to time may acquire additional Common Shares, Preference A Shares and Warrants or dispose of any or all of its Common Shares, Preference A Shares and/or Warrants depending upon an ongoing evaluation of the investment in the Common Shares, Preference A Shares and/or Warrants, prevailing market conditions, other investment opportunities, liquidity requirements of the Reporting Person and/or other investment considerations. No Reporting Person has made a determination regarding a maximum or minimum number of Common Shares, Preference A Shares and/or Warrants which it may hold at any point in time.

     Also, consistent with their investment intent, the Reporting Persons may engage in communications with one or more shareholders of the Company, one or more officers of the Company and/or one or more members of the board of directors of the Company regarding the Company, including but not limited to its operations.

     Except to the extent the foregoing may be deemed a plan or proposal and except for the agreements described below, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instruc tions to
Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.



                               Page 25 of 45 Pages

Preference A Shares
-------------------

     Pursuant to the Certificate of Designations of Series A Convertible Preference Shares (the "Preference A Certificate"), each holder of the Preference A Shares is entitled to the number of votes equal to the number of whole Common Shares into which all of such holder's Preference A Shares are convertible, with respect to all matters submitted for shareholder approval. The Preference A Shares, subject to certain limitations, voting with holders of shares of all other series of preference shares affected in the same way as a single class, have the right to approve amendments, repeals or changes to any provisions of Preference A Certificate which would adversely affect, alter or change the powers, preferences or special rights of the Preference A Shares and such securities affected in the same way. Notwithstanding the foregoing, prior to the receipt of certain regulatory approvals with respect to Warburg and the H&F Investors, if the votes conferred by Common Shares and Preference A Shares beneficially owned by a person would otherwise represent more than 9.9% of the voting power of all shares of the Company entitled to vote generally at an election of the Company's directors, the vote of each Preference A Share held by that person will be reduced by whatever amount is necessary so that after any reduction, the votes conferred by the Common Shares and the Preference A Shares beneficially owned by that person constitute 9.9% of the total voting power of all shares of the Company entitled to vote generally at any election of directors.

     Each Preference A Share is convertible at any time into one Common Share, subject to certain adjustments set forth in the Preference A Certificate. The Preference A Shares will automatically convert into Common Shares following the later of (i) the Company's receipt of certain regulatory approvals and (ii) 90 days following the consummation of the purchase price adjustment to be performed at November 20, 2005 as set forth in Section B of the Subscription Agreement (as defined hereafter). Notwithstanding the foregoing, Section 5.3 of the Shareholders Agreement (as defined


                               Page 26 of 45 Pages
hereafter) provides that, prior to the receipt of certain regulatory approvals, the holders of Preference A Shares may not convert any Preference A Shares issued under the Subscription Agreement (as defined hereafter) unless all necessary approvals for the ownership of Common Shares issued upon such conversion have been obtained.

     The Preference A Shares are also entitled to certain dividend rights and liquidation preferences as set forth in the Preference A Certificate.

Warrants
--------

     Each Warrant entitles the holder to purchase one Common Share. The number and character of such Common Share are subject to certain adjustments set forth in the Warrant. The exercise price of each Warrant is $20.00 per Common Share, subject to certain adjustments set forth in the Warrant. Notwithstanding the foregoing, Section 5.3 of the Shareholders Agreement (as defined hereafter) provides that, prior to the receipt of certain regulatory approvals, the holders of Warrants may not exercise any Warrants issued under the Subscription Agreement (as defined hereafter) unless all necessary approvals for the ownership of Common Shares issued upon such exercise have been obtained. The Warrants will expire on September 19, 2002. Holders of the Warrants may exercise their purchase rights under the Warrant by making payment of the purchase price in cash or through a cashless exercise.

     In connection with the acquisition of the Preference A Shares and the Warrants, FCP, FCIP II, FCIP III and RR (the "Farallon Purchasers") entered into the following agreements.

Farallon Assignment Agreement
-----------------------------

     On November 20, 2001, the Farallon Purchasers entered into a Letter Agreement (the "Farallon Assignment Agreement") with Warburg Pincus Private Equity VIII, L.P. Warburg Pincus International Partners, L.P., Warburg Pincus Netherlands Internationale Partners I, C.V., Warburg Pincus


                               Page 27 of 45 Pages

Netherlands International Partners II, C.V. ("Warburg") and HFCP IV (Bermuda), L.P. ("H&F") and the Company.

     Under the Farallon Assignment Agreement, H&F assigned to the Farallon Purchasers the right and obligation to purchase an aggregate of $25,000,000 of Preference A Shares and Warrants on the terms and conditions set forth in the Subscription Agreement (as defined hereafter). Although each Farallon Purchaser became a "Purchaser" under the Subscription Agreement, the Farallon Assignment Agreement limits certain rights that the Farallon Purchasers have as "Purchasers" under the Subscription Agreement. For example, the Farallon Assignment Agreement provides among other limitations that, subject to certain exceptions, (i) Warburg and H&F have the sole right to make any determinations and to take any actions with respect to the purchase price adjustments set forth in Section B of the Subscription Agreement and (ii) the consent of the Farallon Purchasers is not required to effect any modification, amendment or waiver of any provision of the Subscription Agreement. Similarly, the Farallon Assignment Agreement also limits certain rights that the Farallon Purchasers have as "Investors" under the Shareholders Agreement (as defined hereafter). The Farallon Assignment Agreement provides that, subject to certain exceptions, Warburg and H&F may consent on behalf of all other "Investors" (as defined in the Shareholders Agreement) to any amendment or modification of any section of the Shareholders Agreement.

Subscription Agreement
----------------------

     The Farallon Purchasers are also parties to the Subscription Agreement, dated as of October 24, 2001, as amended on November 20, 2001, January 3, 2002 and March 15, 2002 (the "Subscription Agreement"), by and between the Company, Warburg and H&F and the other purchasers parties thereto (the Farallon Purchasers, Warburg, H&F and the other purchasers are collectively, the "Purchasers").


                               Page 28 of 45 Pages

     Under the Subscription Agreement, the Farallon Purchasers acquired an aggregate of 1,169,093 Preference A Shares and 123,698 Warrants. The purchase price paid by the Purchasers for the Preference A Shares and the Warrants was an estimated per share price. Section B of the Subscription Agreement provides for certain purchase price adjustments. Each purchase price adjustment may result in either (i) each Purchaser paying an additional amount of cash or returning the equivalent amount in Preference A Shares to the Company or (ii) the Company issuing to each Purchaser an additional number of Preference A Shares or, in certain circumstances, purchasing a certain number of Common Shares.

     Section D.1(f) of the Subscription Agreement provides that the Purchasers may not transfer, in one transaction, or a series of related transactions, to a single person or group, the Common Shares, and/or securities convertible into Common Shares, representing in excess of either 51% of the votes then entitled to be cast in election of the Company's directors, or 51% of the then outstanding Common Shares, without making available to all holders of Common Shares the right to participate in such transaction on substantially the same terms.

     Section E of the Subscription Agreement provides that the Company shall form a new, wholly-owned subsidiary ("Newco") to hold the Company's equity interest in Arch Reinsurance Ltd., a Bermuda company, and all of the Company's core insurance operations other than Arch Reinsurance Company, a Nebraska corporation, in each case, no later than 90 days after November 20, 2001. Newco shall be a company organized under the laws of Bermuda, with a number and kind of authorized and outstanding capital shares (including shares and warrants identical to the Preference A Shares and the Warrants) that replicate, as nearly as possible, those of the Company. Section E.3 of the Subscription Agreement provides that if (i) the Company fails to obtain certain regulatory approvals before May 20, 2002 or (ii) the "Adjustment Basket" determined under Section B of the Subscription Agreement is less


                               Page 29 of 45 Pages
than zero and its absolute value exceeds $250.0 million, then the Preference A Shares and Warrants may be exchanged by each Purchaser, in whole or in part (but not for less than the $150.0 million liquidation preference of the Preference A Shares), for preference shares and warrants of Newco bearing identical rights and privileges, including the right to convert into, or be exercised for, common shares of Newco.

     Section F.5 of the Subscription Agreement provides that, until the date of the final determination of the "Adjustment Basket" at November 20, 2005, the transaction committee's approval of (i) an amendment, modification or waiver of rights under the Subscription Agreement, the Certificate of Designations of the Preference A Shares, the Warrants or the Shareholders Agreement, (ii) the enforcement of obligations of the Purchasers under the above agreements or (iii) any actions relating to the disposition of the Company's non-core assets shall be deemed approved by the Company's board of directors.

Shareholders Agreement
----------------------

     The Farallon Purchasers are also parties to the Shareholders Agreement, dated as of November 20, 2001, as amended on January 3, 2002 and March 15, 2002 (the "Shareholders Agreement"), by and among the Company, Warburg, and H&F, H&F International Partners IV-A (Bermuda), L.P., H&F International Partners IV-B (Bermuda), L.P., H&F Executive Fund IV (Bermuda), L.P. (collectively, "H&F Investors") and the other persons parties thereto (the Farallon Purchasers, Warburg, the H&F Investors and the other persons are collectively, the "Investors"). The Farallon Purchasers are "Investors" for purposes of only Articles II, IV, V and VIII and Section 3.4 of the Shareholders Agreement.

     Section 3.1 of the Shareholders Agreement provides that Warburg and the H&F Investors have the right to appoint or have nominated a certain number of directors to the Company's board of


                               Page 30 of 45 Pages
directors. In addition, Section 3.3 of the Shareholders Agreement provides that, prior to the Company's receipt of certain regulatory approvals and subject to certain exceptions, the Company may not take certain actions without the approval of at least one director representing Warburg and one director representing the H&F Investors.

     Section 3.4 of the Shareholders Agreement provides that each Investor agrees to vote all its voting securities of the Company in favor of (i) the proposals to be submitted for approval of the shareholders of the Company at the special general meeting of the Company's shareholders to be held in connection with the transactions contemplated by the Subscription Agreement and the Shareholders Agreement and (ii) the proposals, to be submitted for approval of the Company's shareholders at their 2002 annual general meeting, to approve the grant of restricted shares to Robert Clements and an option grant to John M. Pasquesi.

     Section 4 of the Shareholders Agreement grants to Warburg and the H&F Investors demand registration rights and grants to the other Investors piggy-back registration rights. If at any time the Company proposes to register any Common Shares on its own behalf or on behalf of any of its shareholders (including pursuant to Warburg's or H&F Investors' demand registration rights), the Company is required to, pursuant to the terms of the Shareholders Agreement, include the Common Shares held by Investors who elect to have such shares included.

     Section 5 of the Shareholders Agreement provides that, in the event that Warburg, H&F Investors, Insurance Private Equity Investors, L.L.C. or Orbital Holdings, Ltd. proposes to transfer Preference A Shares, Warrants or Common Shares issued upon conversion or exercise of such securities to a third party and the net proceeds of such sale are reasonably expected to exceed $50.0 million, the other Investors may have rights to "tag along" in such sale and to participate ratably on the basis of securities owned in such a third party sale on the same terms as the selling investor; provided, however,


                               Page 31 of 45 Pages
the Farallon Purchasers have "tag along" rights under Section 5.1 of the Shareholders Agreement only (A) if H&F Investors is the selling investor or (B) if Warburg is the selling investor and H&F Investors shall have exercised its "tag along" rights. In addition, Section 5 of the Shareholders Agreement provides that Warburg and H&F Investors have the right in certain sale transactions to drag-along Trident II, L.P., Marsh & McLennan Capital Professionals Fund, L.P. and Marsh & McLennan Employee's Securities Company, L.P.

     Under Section 5.2 of the Shareholders Agreement, the Investors agree not to sell more than one- third (1/3) of the shares each Investor purchased in its original investment until the earliest to occur of (i) November 20, 2002, (ii) any event that would cause the Company's outstanding Class B Warrants to vest and/or become exercisable or (iii) the completion by the Company of a registered public offering of Common Shares the net proceeds to the Company of which exceed $25.0 million.

     Section 5.3 of the Shareholders Agreement also provides that, prior to the receipt of certain regulatory approvals, the Investors may not convert any Preference A Shares or exercise any Warrants issued under the Subscription Agreement unless all necessary approvals for the ownership of Common Shares issued upon such conversion or exercise have been obtained. The foregoing is a brief description of certain terms of the Preference A Shares, the Warrant, the Farallon Assignment Agreement, the Subscription Agreement and the Shareholders Agreement. Reference should be made to those agreements for the actual terms thereof. Copies of the Preference A Certificate, the form of the Warrant and the Farallon Assignment Agreement are attached as Exhibits 3.1, 4.1 and 10.5, respectively, to the Form 8-K filed by the Company on January 4, 2002. Copies of the Subscription Agreement and the Shareholders Agreement are attached as Exhibits 4.6 and 4.5, respectively, to the Form 10-K for the fiscal year ended December 31, 2001 filed by the Company on March 18, 2002.


                               Page 32 of 45 Pages

Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

     (a) The Partnerships
         ----------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 23,240,332 Common Shares outstanding as of April 11, 2002 as reported by the Company.

          (c) The trade dates, number of Common Shares purchased or sold and the price per Common Share (including commissions) for all purchases and sales of the Common Shares by the Partnerships in the past 60 days are set forth on Schedules A-D hereto and are incorporated herein by reference. All of such transactions in Preference A Shares and Warrants were private transactions. Common Shares were purchased in the Company's secondary offering and in open-market transactions, except for the Common Shares purchased by FCP, which were purchased only in open market transactions.

          (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Common Shares, Preference A Shares and Warrants. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (b) The Management Company
         ----------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

          (c) The trade dates, number of Common Shares purchased or sold and the price per Common Share (including commissions) for all purchases and sales of the Common Shares by the Management Company on behalf of the Managed Accounts in the past 60 days are set forth on Schedule E hereto and are incorporated herein by reference. All of such transactions were purchased in open-market transactions.

          (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Common Shares beneficially owned by the Managed Accounts. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.



                               Page 33 of 45 Pages

     (c) The General Partner
         -------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, in cluding the disposition of the proceeds of the sale of the Common Shares, Preference A Shares and Warrants. The Individual Reporting Persons are managing members of the General Partner.

          (e)  Not applicable.

     (d) The Individual Reporting Persons
         --------------------------------

          (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person.

          (c)  None.

          (d) The General Partner has the power to direct the affairs of the Partnerships, in cluding the disposition of the proceeds of the sale of the Common Shares, Preference A Shares and Warrants. The Management Company, as an invest ment adviser, has the power to direct the disposition of the proceeds of the sale of the Common Shares beneficially owned by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons are managing members of the Management Company.

          (e)  Not applicable.


     The Common Shares reported hereby for the Partnerships are owned directly by the Partnerships and those reported by the Management Company on behalf of the Managed Accounts are owned directly by the Managed Accounts, except for RR which owns its Common Shares beneficially through its ownership of Preference A Shares and Warrants. The Preference A Shares and the Warrants in respect of which each Partnership is deemed to beneficially own Common Shares are owned directly by each Partnership. The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Common Shares beneficially owned by the Partnerships. The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Common Shares beneficially owned by the Managed Accounts. The Individual Reporting Persons, as managing members of both the General Partner and the Management Company, may each be deemed to be the beneficial owner of all such Common Shares beneficially owned by the Partnerships and the Managed Accounts. Each of the Management Company, the


                               Page 34 of 45 Pages

General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Common Shares.

Item 6.  Contracts, Arrangements, Understandings Or
------   Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------

     In connection with the Farallon Purchasers' acquisition of the Preference A Shares and the Warrants, the Farallon Purchasers have entered into the Farallon Assignment Agreement, the Subscription Agreement and the Shareholder's Agreement. Certain terms of such agreements, the Preference A Shares and the Warrants are described in Item 4 of this Schedule 13D.

     Copies of the Preference A Certificate, the form of the Warrant and the Farallon Assignment Agreement are attached as Exhibits 3.1, 4.1 and 10.5, respectively, to the Form 8-K filed by the Company on January 4, 2002. Copies of the Subscription Agreement and the Shareholders Agreement are attached as Exhibits 4.6 and 4.5, respectively, to the Form 10-K for the fiscal year ended December 31, 2001 filed by the Company on March 18, 2002.

     Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits.
------  ----------------------------------

     There is filed herewith as Exhibit 1 a written agreement relating to the filing of joint acquisition statements as required by Section 240.13d-1(k) under the Securities Exchange Act of 1934, as amended. For copies of the Farallon Assignment Agreement, the Subscription Agreement, the Shareholders Agreement, the Preference A Certificate and the Warrant, see the exhibits to the Company's public filings referred to in Items 4 and 6 above.


                               Page 35 of 45 Pages

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  April 12, 2002

                  /s/  Joseph F. Downes
                  ----------------------------------------
                  FARALLON PARTNERS, L.L.C.,
                  on its own behalf and as General Partner of
                  FARALLON CAPITAL PARTNERS, L.P.,
                  FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P.,
                  And RR CAPITAL PARTNERS, L.P.,
                  By Joseph F. Downes,
                  Managing Member

                  /s/  Joseph F. Downes
                  ----------------------------------------
                  FARALLON CAPITAL MANAGEMENT, L.L.C.,
                  By Joseph F. Downes,
                  Managing Member

                  /s/  Joseph F. Downes
                  ----------------------------------------
                  Joseph F. Downes, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                  William F. Duhamel, Andrew B. Fremder, Monica R. Landry Richard B. Fried, William F. Mellin,
                  Stephen L. Millham, Meridee A. Moore,
                  Thomas F. Steyer and Mark C. Wehrly.

     The Powers of Attorney, each executed by Boilini, Cohen, Fremder, Mellin, Millham, Moore and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Downes to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing Downes to sign and file this Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange


                               Page 36 of 45 Pages

Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference.






                               Page 37 of 45 Pages

                                                                         ANNEX 1

     Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1. The Management Company
   ----------------------

          (a) Farallon Capital Management, L.L.C.
          (b) One Maritime Plaza, Suite 1325
              San Francisco, California  94111
          (c) Serves as investment adviser to various managed accounts
          (d) Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee A. Moore and Mark
               C. Wehrly, Managing Members.

2. The General Partner
   -------------------

          (a)  Farallon Partners, L.L.C.
          (b)  c/o Farallon Capital Management, L.L.C.
               One Maritime Plaza, Suite 1325
               San Francisco, California  94111
          (c)  Serves as general partner to investment partnerships
          (d)  Delaware limited liability company
          (e) Managing Members: Thomas F. Steyer, Senior Managing Member; Enrique H. Boilini, David I. Cohen, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Andrew B. Fremder, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Meridee
               A. Moore and Mark C. Wehrly, Managing Members.

3. The Individual Reporting Persons/The Managing Members
   -----------------------------------------------------

          Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. Enrique
          H. Boilini's business address is c/o Farallon Capital Management, L.L.C., 75 Holly Hill Lane, Greenwich, Connecticut 06830. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the Schedule 13D that is not already disclosed in the
          Schedule 13D.


                               Page 38 of 45 Pages

                                   SCHEDULE A

                         FARALLON CAPITAL PARTNERS, L.P.
                         -------------------------------


                            NO. OF COMMON SHARES
                                PURCHASED (P)                      PRICE
 TRADE DATE                      OR SOLD (S)                     PER SHARE
------------                   ---------------                  -----------


04-03-02                     41,500 (P)                          $26.05







                               Page 39 of 45 Pages

                                   SCHEDULE B

                FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.
                ------------------------------------------------


                           NO. OF COMMON SHARES
                               PURCHASED (P)                      PRICE
 TRADE DATE                     OR SOLD (S)                     PER SHARE
------------                  ---------------                  -----------


04-03-02                       56,300 (P)                          $25.50

04-03-02                        2,600 (P)                          $26.05














                               Page 40 of 45 Pages

                                   SCHEDULE C

                FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.
                -------------------------------------------------


                             NO. OF COMMON SHARES
                                 PURCHASED (P)                      PRICE
 TRADE DATE                       OR SOLD (S)                     PER SHARE
------------                    ---------------                  -----------


04-03-02                       56,300 (P)                          $25.50

04-03-02                        2,600 (P)                          $26.05















                               Page 41 of 45 Pages

                                   SCHEDULE D

                             TINICUM PARTNERS, L.P.
                             ----------------------


                             NO. OF COMMON SHARES
                                 PURCHASED (P)                      PRICE
 TRADE DATE                       OR SOLD (S)                     PER SHARE
------------                    ---------------                  -----------


04-03-02                        37,400 (P)                          $25.50

04-03-02                         1,700 (P)                          $26.05













                               Page 42 of 45 Pages

                                   SCHEDULE E


                       FARALLON CAPITAL MANAGEMENT, L.L.C.
                       -----------------------------------

                           NO. OF COMMON SHARES
                               PURCHASED (P)                      PRICE
 TRADE DATE                     OR SOLD (S)                     PER SHARE
------------                  ---------------                  -----------


04-03-02                      76,600 (P)                          $26.05







                               Page 43 of 45 Pages

                                  EXHIBIT INDEX

EXHIBIT 1                        Joint Acquisition Statement Pursuant to Section
                                 240.13d1(k)
























                               Page 44 of 45 Pages

                                                                       EXHIBIT 1
                                                                              to
                                                                    SCHEDULE 13D

                           JOINT ACQUISITION STATEMENT
                        PURSUANT TO SECTION 240.13d-1(k)

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

Dated:  April 12, 2002

                       /s/  Joseph F. Downes
                       ----------------------------------------
                       FARALLON PARTNERS, L.L.C.,
                       on its own behalf and as General Partner of
                       FARALLON CAPITAL PARTNERS, L.P.,
                       FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., TINICUM PARTNERS, L.P.,
                       And RR CAPITAL PARTNERS, L.P.,
                       By Joseph F. Downes,
                       Managing Member


                       /s/  Joseph F. Downes
                       ----------------------------------------
                       FARALLON CAPITAL MANAGEMENT, L.L.C.,
                       By Joseph F. Downes,
                       Managing Member


                       /s/  Joseph F. Downes
                       ----------------------------------------
                       Joseph F. Downes, individually and as attorney-in-fact for each of Enrique H. Boilini, David I. Cohen,
                       William F. Duhamel, Andrew B. Fremder, Monica R. Landry, Richard B. Fried, William F. Mellin,
                       Stephen L. Millham, Meridee A. Moore,
                       Thomas F. Steyer  and Mark C. Wehrly.



                               Page 45 of 45 Pages